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                               PIERRE FOODS, INC.


                                                                   June 25, 2002


To Our Shareholders:


     I am writing to you in my capacity as both a private investor in Pierre Foods, Inc. and the Chairman of the Board of Pierre Foods. In my capacity as Chairman, I cordially invite you to attend a special meeting of shareholders of Pierre Foods to be held on Friday, July 26, 2002 at 10:00 a.m., local time, at the offices of Foley & Lardner, 150 West Jefferson Avenue, Suite 1000, Detroit, Michigan 48226-4416. The purpose of the special meeting is to consider and vote upon a transaction that, if completed, will result in our shareholders other than PF Management receiving $2.50 in cash per share for their stock and Pierre Foods becoming a privately-owned company. If approved by the shareholders, the transaction would be accomplished under an Agreement and Plan of Share Exchange among Pierre Foods, James C. Richardson, Jr., David R. Clark and PF Management, Inc., a corporation formed to acquire Pierre Foods. If the exchange is completed, then each outstanding share of Pierre Foods common stock, other than shares held by PF Management, together with the associated preferred stock purchase rights, will be canceled and converted automatically into the right to receive $2.50 in cash, without interest.


     In my capacity as a private investor, I own 52.9% of the equity interest in PF Management. David R. Clark, who is Vice-Chairman of the Board of Pierre Foods, owns another 35.2% of the equity interest in PF Management. The remaining 11.9% of PF Management is owned by James M. Templeton, a former officer of Claremont Restaurant Group and a director of PF Management. If the exchange is completed, then PF Management will own the entire equity interest in Pierre Foods.

     A special committee comprised of disinterested members of Pierre Foods' board of directors, consisting of Bobby G. Holman, E. Edwin Bradford and Bruce
E. Meisner, was formed to consider PF Management's proposal. The special committee unanimously recommended to our board of directors that the exchange be approved.

     In connection with its evaluation of the exchange, the special committee engaged Grant Thornton LLP to act as its financial advisor. Grant Thornton has rendered its written opinion that, as of December 20, 2001, based upon and subject to the assumptions, limitations and qualifications included in its opinion, the consideration of $2.50 per share to be received in the exchange is fair from a financial point of view to our shareholders who are unaffiliated with PF Management. Grant Thornton's written opinion dated December 20, 2001 is attached as Appendix B to the accompanying proxy statement. You should read it carefully.

     The special committee and the other members of Pierre Foods' board of directors believe that the terms of the exchange are fair to, and in the best interests of, the shareholders of Pierre Foods unaffiliated with PF Management and unanimously recommend that the shareholders approve the exchange. The exchange was approved by all of the non-employee directors of Pierre Foods. Since David Clark and I have personal conflicts of interest in recommending this exchange to you, we abstained from voting at the board meeting at which this recommendation was made.


     The vote required to approve the exchange is the affirmative vote of holders of at least 75% of the outstanding shares entitled to vote at the special meeting, including a majority of the shares owned by holders other than PF Management and voted at the special meeting. PF Management owns 63% of the outstanding shares. PF Management intends to vote these shares in favor of the exchange. Accordingly, if the holders of an additional 705,898 shares, representing approximately 12% of the outstanding shares, also vote in favor of the exchange, then the exchange will be approved, provided that a majority of the shares owned by holders other than PF Management and voted (in person or by proxy) at the special meeting also vote in favor of the exchange. If all the shares of Pierre Foods common stock entitled to vote are present (in person or by proxy) and voted at the special meeting, then, in addition to the votes of PF Management and of Pierre Foods' directors and executive officers (other than David Clark and myself), the affirmative vote of the holders of 1,031,736 shares will be required to approve the exchange.


     The accompanying proxy statement provides you with a summary of the proposed exchange and additional information about the parties involved and their interests. Please give all this information your careful attention. Whether or not you plan to attend, it is important that your shares be represented at the special meeting. Failure to return a signed proxy card will effectively count as a vote against the exchange. Accordingly, please promptly complete, sign and date the enclosed proxy card and return it in the envelope provided.

                                       /s/ James C. Richardson, Jr.

                                           JAMES C. RICHARDSON, JR.
                                           Chairman of the Board of Directors